Exhibit 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and
Preferred Stock Dividends
(dollars in thousands)

	Year ended December 31,
	2016		2015(1)		2014(1)		2013		2012
Fixed Charges
Interest expense	$42,923		$36,098		$25,109		$20,319		$16,269
Interest capitalized	133		—		—		—		—
Interest within rental expense	357		358		245		156		125
Fixed charges	$43,413		$36,456		$25,354		$20,475		$16,394
Earnings
Net income (loss)	35,588		(29,345)		(4,685)		106		(7,817)
Fixed Charges	43,413		36,456		25,354		20,475		16,394
Add: Amortization of interest capitalized	1		—		—		—		—
Less: Interest capitalized	(133)		—		—		—		—
Earnings	$78,869		$7,111		$20,669		$20,581		$8,577
Preferred Dividends
Preferred stock dividends	$13,897		$10,848		$10,848		$9,495		$6,210

Ratio of earnings to fixed charges	1.82	x	0.20	x	0.82	x	1.01	x	0.52	x
Inadequate amount	$—		$(29,345)		$(4,685)		$—		$(7,817)
Ratio of earnings to combined fixed charges and preferred dividends	1.38	x	0.15	x	0.57	x	0.69	x	0.38	x
Inadequate amount	$—		$(40,193)		$(15,533)		$(9,389)		$(14,027)

(1)
In the fourth quarter of 2016, the Company revised the prior period rental property depreciation and amortization expense amounts and accumulated building and improvements depreciation amounts. Refer to the Annual Report on Form 10-K for the year ended December 31, 2016 for a detailed discussion of the revision.